Exhibit 99.1

Catalyst provides update regarding recapitalization

RICHMOND, BC, Jan. 20, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announces, in accordance with an interim order from the British Columbia Superior Court (the Court) dated January 17, 2012, that a hearing (the Hearing) is scheduled to be held on February 3, 2012 with respect to its previously announced recapitalization transaction.  Full details of the recapitalization agreement (the Agreement) and the transaction will be provided in a management information circular (the Circular) expected to be distributed to shareholders, holders of its 11% senior secured notes due 2016 (the Senior Secured Notes) and holders of its 7 3/8% senior notes due 2014 (Senior Notes and together with the Senior Secured Notes, the Noteholders) in February 2012.  At the Hearing, Catalyst Paper will apply for the following orders and declarations:

•
an order that the Circular of Catalyst Paper be deemed to represent sufficient and adequate disclosure, including for the purpose of section 192 of the Canada Business Corporations Act (CBCA), and Catalyst Paper shall not be required to send to Noteholders any other or additional statement pursuant to section 192 of the CBCA;

•	an order approving a form of proxy that Catalyst Paper is authorized to use in connection with the Noteholders' meetings;

•
an order approving January 27, 2012, or such other date as disclosed by Catalyst Paper in a press release, as the early consent date for the purposes of the proposed arrangement and consideration allocated thereunder;

•	a declaration that a vote of the holders of common shares in the capital of Catalyst Paper is not required for court approval of the proposed arrangement pursuant to section 192(4)(e) of the CBCA;

•
an order that the votes cast in favour of the arrangement at the Meeting shall, in the event of a subsequent Companies' Creditors Arrangement Act (CCAA) proceeding being commenced as a result of the petitioners not obtaining the requisite votes at the Meeting or obtaining the final order, in all respects be counted as votes in favour of the recapitalization transaction in such CCAA proceedings; and

•	such further and other relief as counsel for any petitioners may advise and the Court may deem just.

Copies of the court documents are available on SEDAR (www.sedar.com), EDGAR (www.sec.gov and the company's web page www.catalystpaper.com).  Investors who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

Implementation of the plan of arrangement under the CBCA is subject to approval by not less than 66⅔% of the votes cast by holders of each of the Senior Secured Notes and the Senior Notes at meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.  In addition, the Agreement is subject to termination if a new labour agreement with all union locals at the company's Canadian mills has not been ratified by January 31, 2012.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the recapitalization and the benefits to the company of the recapitalization, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court and stock exchange approvals, failure to obtain the support of the Noteholders of at least two-thirds in principal amount of the notes, failure to obtain any required approvals of Catalyst's securityholders, failure by any union locals at Catalyst's Canadian mills to ratify the new labour agreement and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:

Brian Baarda Vice-President, Finance & CFO 604-247-4710	Lyn Brown Vice-President, Marketing and Corporate Responsibility 604-247-4713

Alistair MacCallum Vice-President, Treasurer & Corporate Controller 604-247-4037

CO: Catalyst Paper Corporation

CNW 20:45e 20-JAN-12